UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - AMENDMENT NO. 5

                    Under the Securities Exchange Act of 1934

                             Jones Intercable, Inc.
                        --------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                          COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)

                                    480206101
                                    480206200
                        --------------------------------
                                 (CUSIP Numbers)

                                  Stanley Wang
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
    -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 1999
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.

CUSIP No. 480206101               13D                            Page 2 of 11
CUSIP No. 480206200


1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                            Comcast Corporation
===============================================================================
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [   ]
                                                                 (b) [   ]
===============================================================================
3. SEC USE ONLY


===============================================================================
4. SOURCE OF FUNDS

                                                                         OO
===============================================================================
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or (e)

                                                                         [   ]
===============================================================================
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

                                                             Class A 13,782,500
===============================================================================
8.       SHARED VOTING POWER


===============================================================================
9.       SOLE DISPOSITIVE POWER

                                                             Class A 13,782,500
===============================================================================
10.      SHARED DISPOSITIVE POWER


===============================================================================
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           Class A 13,782,500
===============================================================================
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [   ]
===============================================================================
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      37.3%
===============================================================================
14.      TYPE OF REPORTING PERSON

                                                                         CO
===============================================================================

CUSIP No. 480206101               13D                            Page 3 of 11
CUSIP No. 480206200

1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                            Comcast Corporation
===============================================================================
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) [   ]
                                                                  (b) [   ]
===============================================================================
3. SEC USE ONLY


===============================================================================
4. SOURCE OF FUNDS

                                                                        OO
==============================================================================
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or (e)

                                                                     [   ]
===============================================================================
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                                               Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

                                                             Common 2,878,151
===============================================================================
8. SHARED VOTING POWER


===============================================================================
9. SOLE DISPOSITIVE POWER

                                                             Common 2,878,151
===============================================================================
10. SHARED DISPOSITIVE POWER


===============================================================================
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             Common 2,878,151
===============================================================================
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [   ]
===============================================================================
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                   56.3%
===============================================================================
14. TYPE OF REPORTING PERSON

                                                                    CO
===============================================================================

CUSIP No. 480206101               13D                            Page 4 of 11
CUSIP No. 480206200


1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Comcast Cable Communications, Inc.
================================================================================
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) [   ]
                                                               (b) [   ]
================================================================================
3. SEC USE ONLY


================================================================================
4. SOURCE OF FUNDS

                                                                    OO
================================================================================
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or (e)

                                                                   [   ]
================================================================================
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

                                                             Class A 13,782,500
================================================================================
8. SHARED VOTING POWER


================================================================================
9. SOLE DISPOSITIVE POWER

                                                             Class A 13,782,500
================================================================================
10. SHARED DISPOSITIVE POWER


================================================================================

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             Class A 13,782,500
================================================================================
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [   ]
================================================================================
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     37.3%
================================================================================
14. TYPE OF REPORTING PERSON

                                                                     CO
================================================================================

CUSIP No. 480206101               13D                            Page 5 of 11
CUSIP No. 480206200


1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                           Comcast Cable Communications, Inc.
================================================================================
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) [   ]
                                                           (b) [   ]
================================================================================
3. SEC USE ONLY


================================================================================
4. SOURCE OF FUNDS

                                                                   OO
================================================================================
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or (e)

                                                                 [   ]
================================================================================
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

                                                             Common 2,878,151
================================================================================
8. SHARED VOTING POWER


================================================================================
9. SOLE DISPOSITIVE POWER

                                                             Common 2,878,151
================================================================================
10. SHARED DISPOSITIVE POWER


================================================================================
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             Common 2,878,151
================================================================================
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [   ]
================================================================================
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    56.3%
================================================================================
14. TYPE OF REPORTING PERSON

                                                                       CO
================================================================================

CUSIP No. 480206101               13D                            Page 6 of 11
CUSIP No. 480206200


                  This Amendment No. 5 amends the Schedule 13D filed on June 1, 1998, as amended by Amendment No. 1 on August 14, 1998, Amendment No. 2 on April 9, 1999, Amendment No. 3 on July 2, 1999 and Amendment No. 4 on August 10, 1999 (the Schedule 13D, as so amended, is hereby referred to herein as the "Schedule 13D") by Comcast Corporation, a Pennsylvania corporation ("Comcast"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and Common Stock, par value $.01 per share ("Common Stock"), of Jones Intercable, Inc., a Colorado corporation (the "Company"), whose principal executive office is located at c/o Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148.

                  Capitalized terms used but not otherwise defined herein shall have the same meanings as in the Schedule 13D.

                   The undersigned hereby amend and supplement Items 3,4,5,6 and 7 of the Schedule 13D as set forth below.



Item 3. Source and Amount of Funds

                  Item 3 is hereby amended by the addition of the following:

                  Pursuant to the Merger described in Item 4, Comcast will issue shares of its Class A Special Common Stock in exchange for the shares of Class A Common Stock and Common Stock acquired pursuant to the Merger.



Item 4. Purpose of Transaction

                  The last three paragraphs of Item 4 are hereby deleted and replaced with the following:

                  The Board of Directors of the Company formed a special committee of the independent directors of the Company (the "Special Committee") to consider Comcast's offer to exchange (the "Exchange Offer") 1.4 shares of its Class A Special Common Stock for each share of Common Stock or Class A Common Stock, for up to 79% of the combined number of shares of Common Stock and Class A Common Stock outstanding. The Special Committee proposed the Merger (as defined below) to Comcast as a transaction that would be substantially more attractive to the Company's shareholders than the Exchange Offer.

                  Comcast found the terms of the Special Committee's proposal acceptable, and on December 22, 1999, Comcast, Comcast JOIN Holdings, Inc., a newly formed, wholly-owned subsidiary of Comcast ("Merger Sub"), and the Company executed a definitive Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company will merge with and into Merger Sub (the "Merger") with Merger Sub being the surviving corporation in the merger (and in its capacity as the surviving corporation, Merger Sub is from time to

CUSIP No. 480206101               13D                            Page 7 of 11
CUSIP No. 480206200

time referred to herein as the "Surviving Corporation"). The transaction will result in the Company being a 100% owned subsidiary of Comcast.

                  In the Merger, each share of Common Stock and Class A Common Stock (other than shares owned by Comcast or Merger Sub or held by the Company as treasury shares) will be converted into the right to receive 1.4 shares of Comcast Class A Special Common Stock, and the receipt of Comcast Class A Special Common Stock is expected to be tax-free to the shareholders of the Company. The merger is subject to a number of conditions including the following: (i) approval by the holders of two-thirds of the outstanding shares of Common Stock,
(ii) approval by the holders of two-thirds of the outstanding shares of Class A Common Stock, (iii) approval by the holders of a majority of the shares of the Company that are not owned by Comcast or its affiliates voting together as a single class, and (iv) receipt of approvals from certain regulatory authorities.

                  In addition, pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub in effect at the effective time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation. Also, the directors and officers of Merger Sub in office at the Effective Time will be the directors and officers of the Surviving Corporation.

                  The Special Committee and the Boards of Directors of Comcast and the Company have unanimously approved the merger.

                  A copy of the Merger Agreement is attached hereto as Exhibit 10 and is incorporated herein by reference, and a copy of the joint press release of Comcast and the Company is attached hereto as Exhibit 11 and is incorporated herein by reference.



Item 5. Interest in Securities of Issuer

                   Item 5 is hereby amended to read in its entirety as follows.

                   (a) Comcast has been advised by the Company that, as of November 30, 1999, the Company had 36,937,420 shares of Class A Common Stock and 5,113,021 shares of Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, Comcast and Cable Communications are the beneficial owners of 13,782,500 shares of Class A Common Stock and 2,878,151 shares of Common Stock (the "Shares") (which represents approximately 37.3% and 56.3% of each class, respectively).

                   (b) Comcast and Cable Communications have sole voting and dispositive power over the Shares.

                   (c) Other than as described herein, no transactions in Class A Common Stock or Common Stock have been effected during the last sixty (60) days by Comcast, Cable Communications or, to the best of Comcast's and Cable

CUSIP No. 480206101               13D                            Page 8 of 11
CUSIP No. 480206200

Communications' knowledge, any director or executive officer of Comcast or Cable Communications.

                   (d) Comcast and Cable Communications have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

                   (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended to add the following information:

                  On December 22, 1999, Comcast, Merger Sub and the Company entered into the Merger Agreement. The Merger Agreement is described above under
Item 4.

Item 7. Materials to be filed as Exhibits

                  Item 7 is hereby amended to add the following:

Exhibit 10 Agreement and Plan of Merger among Jones Intercable, Inc., Comcast Corporation, and Comcast JOIN Holdings, Inc., dated as of December 22, 1999.

Exhibit 11        Press release issued by Comcast and the Company on December
                  22, 1999.



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CUSIP No. 480206101               13D                            Page 9 of 11
CUSIP No. 480206200


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 27, 1999                     COMCAST CORPORATION


                                      By:  /s/  Arthur R. Block
                                           Vice President and
                                           Senior Deputy General Counsel


                                      COMCAST CABLE COMMUNICATIONS, INC.



                                      By:  /s/  C. Stephen Backstrom
                                           President